SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FOR IMMEDIATE RELEASE

COPEL ANNOUNCES 2004 RESULTS

Curitiba, Brazil, March 24, 2005 – Companhia Paranaense de Energia - COPEL (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPLE3, CPLE5, CPLE6), company that generates, transmits, and distributes electric power to the State of Paraná, today announced its operating results for 2004. All figures included in this report are in Reais (R$) and were prepared in accordance with Brazilian GAAP (corporate law).

HIGHLIGHTS

  Net Operating Revenue: R$ 3,925.8 million - a 26.9% increase compared to 2003.

  Operating Income: R$ 600.2 million – a 99.2% increase compared to 2003.

  Net Income: In 2004, COPEL’s net income reached R$ 374.1 million (R$ 1.3672 per thousand shares). This result was 118.6% higher than the result posted in the previous year.

  Increase of 1.4% in total power consumption throughout direct distribution area in 2004.

  EBITDA (income before interest, taxes, depreciation and amortization): R$ 910.2 million in 2004 (a 108.1% growth in comparison to 2003).

  Shareholders’ Equity return: 7.86% p.a.

  Shareholders’ Equity Indebtedness: 35.65%.

  In 2004, COPEL consolidated in its balance sheet Compagas’ statements. In order to maintain the comparison base, 2003 financial statements were reclassified.

Copel Investor Relations Department
ri@copel.com

Ricardo Portugal Alves	Solange Maueler Gomide
(55)(41) 331-4311	(55) (41) 331-4359

www.copel.com

Companhia Paranaense de Energia – COPEL
2004 Results

4Q04 KEY EVENTS

- Market expansion: Total power consumption throughout COPEL’s direct distribution area grew by 1.4% in 2004. Residential, commercial, and rural consumer segments grew by 1.9%, 5.6%, and 5.6%, respectively. The good performance of the commercial segment is due to the modernization of the sector and to the opening of new businesses. The number of commercial customers billed in December 2004 was 3.5% greater than that of December 2003. The growth in the rural segment is due mainly to the increase in exports of agricultural, livestock, and agro-industrial products, which resulted in higher income for the producers, enabling them to invest in electric machinery. Industrial consumption throughout COPEL’s concession area dropped by 1.4% compared to 2003 on account of some unregulated (free) industrial customers having ceased to be COPEL’s clients. Had it not been for these customers, the industrial segment would have recorded a growth of 8.5%, and total power consumption throughout COPEL’s concession area would have increased by 5.5%.

- Overdue customers: The rate adjustment discount afforded to electricity bills paid when due has caused a significant drop in the level of delinqency. In June 2003, overdue bills accounted for R$ 187.0 million, or 5.4% of the Company’s 12-month gross revenues. In December 2003, this figure had dropped to 2.6% of the 12-month gross revenues, or R$ 114.0 million, and in September 2004, it reached R$ 118,8 million (or 2.7% of gross revenues). At the end of 2004, the rate of overdue bills was further reduced to 2.3% of gross revenues (or R$ 106.8 million). To calculate the levels of overdue bills, the amounts overdue for 15 to 360 days are divided by the 12-month gross revenues.

- UEG Araucária: On August 14th 2003, COPEL filed a lawsuit against UEG Araucária (“Ação Cautelar de Produção Antecipada de Provas”), which is currently at its final stage: the court-ordered expert investigation has already been concluded, and the resulting report shall soon be submitted to court. Under this lawsuit COPEL aims to gather proof in advance to demonstrate the current technical impossibility of operating the facility in a continuous, safe, and permanent manner. The preliminary arbitration hearing before the Chamber of International Trade in Paris, scheduled for February 22nd 2004, was postponed, after its opening, to April 15th 2004. At that time, COPEL expressly reinforced its refusal to accept arbitration, pointing out to the fact that a Brazilian court had judged to be null and void the clause providing for arbitration in the disputed contract, which led to the procedures in Paris. In July 2004, another hearing took place in Paris, and COPEL again restated its position. On December 6th 2004, the Arbitration Court ruled by majority vote that it had jurisdiction over the issues at hand, but assured that it would not consider administrative decisions already taken by the National Electric Energy Agency (ANEEL), such as the refusal to ratify the agreement between UEG Araucária and COPEL. This ruling, however, will not influence or change the decisions of the Brazilian courts regarding the same matter. Even though COPEL will not recognize the jurisdiction of the Arbitration Court over this matter, it will continue to defend its interests before it, to prevent that the proceedings go on in absentia. By May 15th 2005, the Company shall submit a statement justifying its counterclaims against UEG Araucária and listing the pieces of evidence it intends to submit before the Arbitration Court. In early 2005, a committee was assembled with representatives of COPEL, Petrobrás, and El Paso in order to negotiate a final deal regarding the issues of UEG Araucária.

- Centrais Elétricas do Rio Jordão S.A. (Elejor): On December 18th 2003, COPEL signed a stock purchase agreement with Triunfo Participações to acquire their 30% interest in Elejor, thus increasing the Company’s stake from 40% to 70% of the power plant’s common shares. According to the agreement, this transaction would be effective upon approval by ANEEL, by the Council for Economic Law (CADE), and by the House of Representatives of the State of Paraná. On July 28th 2004, ANEEL issued Resolution 302, approving the increase in COPEL’s stake in Elejor. The State House of Representatives approved the deal under Law no. 14,501, dated September 14th 2004, as did CADE, at ordinary session no. 330 on September 15th 2004. Thus, on October 8th 2004, the transfer of Elejor’s common stock from Triunfo Participações to COPEL was concluded.

- COPEL’s Fiftieth Anniversary: In celebration of its fiftieth anniversary, which occurred on October 26th, 2004, COPEL – besides other ceremonies held in Paraná -- rang the opening bell at the New York Stock Exchange on November 22nd.

- Electricity Auction: COPEL participated in the 1st auction of existing electricity, which took place on December 12th 2004. The results are shown below.

	2005-2012		2006-2013		2007-2014
	MW av	R$/MW	MW av	R$/MW	MW av	R$/MW
COPEL GERAÇÃO (sold)	980	57.50	368	67.62	81	75.44
COPEL DISTRIBUIÇÃO (bought)	992	57.51	402	67.33	-	-

- Reduction in the Rate Discount: As of February 1st 2005, the average discount afforded to customers who pay their bills when due was set at 8.2% off the rates approved under ANEEL Resolution no. 146/2004, thus resulting in an average rate increase of 5%.

- Debentures: In February 2005, COPEL successfully renegotiated the second series of the second issue of debentures in the amount of R$ 100 million yielding the DI rate plus 1.5% per annum. Before this renegotiation, the DI rate was 1.75%. In March 2005, the Company filed with CVM (the Brazilian Securities and Exchange Commission) a request for registration of a R$ 1 billion Debenture Program. The first series will amount to R$ 400 million, which will be used to pay back US$ 150 million in Eurobonds issued in 1997.

- CRC Agreement: Under the 4th amendment to the CRC Agreement, signed on January 21st 2005, COPEL and the State Government renegotiated the outstanding CRC account balance of R$ 1.197million, which shall now be paid in 244 installments recalculated under the “Price” amortization schedule, starting on January 30th 2005. The renegotiated amount includes, in addition to future installments, the overdue installments, restated according to the IGP-DI inflation index plus interest rate of 1% per month. The remaining clauses of the original agreement will continue in effect. The Government of Paraná has been paying the renegotiated installments when due according to the 4th amendment to the agreement.

- Compagas: In the fourth quarter, COPEL consolidated COMPAGAS financial statements due to its 51% interest in the company. To ensure data comparability, COPEL reclassified its 2003 financial statements.

FINANCIAL AND OPERATING PERFORMANCE

Market Expansion
In 2004, total power consumption through direct distribution reached 17,669 GWh, up by 1.4% versus the volume recorded in 2003. Taking into consideration free consumers outside the State of Paraná, total consumption reached 18,736 GWh. This consumption growth reflects, mainly, the increase in the commercial and rural segments, both recording a 5.6% variation.

The good performance of the commercial segment is mainly due to its modernization and to the implementation of new commercial businesses in the State. The number of commercial consumers grew by 3.5%, totaling 9,083 new connections during the period.

Rural segment growth is mainly due to increased exports of agricultural and agribusiness products, which increased rural producer’s income and as a consequence the acquisition of electrical equipment. Rural segment consumers grew by 1.7%, corresponding to 5,606 new connections in 2004.

Industrial consumption at Copel’s concession area dropped 1.4% compared with the same period of the previous year, because some major unregulated (free) consumers dropped from Copel’s consumer base. Excluding such consumers from the comparison base, industrial segment would have increased by 8.5%, and the total power consumption at Copel’s concession area would have increased by 5.5%. The number of industrial consumers grew by 2.0% compared to the previous year.

The residential segment increased by 1.9% compared with the same period of the previous year. In 2004, 66,772 new consumers were added to our consumer base.

In December 2004, Copel’s total number of consumers amounted to 3,180,070, up by 2.7% compared to December 2003, corresponding to 84,583 new consumers (not considering COPEL’s consumers outside the State of Paraná).

Consumption by Segment

			In GWh

Segment	2004	2003	Var. %

Residential	4,467	4,382	1.9
Industrial	7,130	7,233	(1.4)
Commercial	3,024	2,864	5.6
Rural	1,320	1,250	5.6
Other	1,728	1,688	2.3
Subtotal	17,669	17,417	1.4
Free consumers outside the State of Paraná (Industrial)	1,067	1,365	(21.8)

Total	18,736	18,782	(0.2)

Revenues
Net operating revenues in 2004 reached R$ 3,925.8 million, up 26.9% compared to R$ 3,094.3 million recorded in 2003. This increase reflects, mainly, the reduction in the discount granted to consumers in full performance of payments. The amounts paid by those consumers were adjusted by 15%, on average, on 01/01/2004 and 9% on 06/24/2004; higher supply revenues due to greater power sales via bilateral contracts, especially with Celesc; and the increase in revenues for the use of transmission network following the transmission tariff adjustment approved by ANEEL Resolution 307, as of June 30, 2003, and ANEEL 71, as of June 30, 2004, besides the incorporation of new assets to the base transmission network and the re evaluation of the use of distribution tariff (TUSD) during the Tariff Revision Process.

The “Piped Gas Distribution” section relates to revenues coming from Compagas’ gas distribution.

Gross Revenues

			(R$ thousand)

Revenues	2004	2003	Change (%)

Residential	1,651,363	1,365,309	21.0
Industrial	1,456,340	1,172,135	24.2
Commercial	912,171	724,652	25.9
Rural	210,550	166,748	26.3
Other segments	375,045	307,629	21.9
Total Retail	4,605,469	3,736,473	23.3
Supply	445,856	334,157	33.4
Use of Transmission Lines	209,766	112,118	87.1
Telecom	41,434	32,212	28.6
Piped gas distribution	161,227	140,279	14.9
Other	80,573	64,984	24.0

Total	5,544,325	4,420,223	25.4

Revenue Deductions
Pursuant to the Federal Laws # 10,637 and 10,833 the calculation base for PIS and COFINS changed and rates were increased. Due to these changes, there was an increase in PIS expenses from December 2002 to December 2004 and in COFINS expenses from February 2004 to December 2004. ANEEL, through directive release # 302/2005-SFF/ANEEL, acknowledges the Company’s indemnity rights over any additional costs related to PIS and COFINS, defining that concession companies should appraise the financial impact resulting from the changes in PIS and COFINS criteria until the end of the fiscal year and recognize the amount on the accounting book. Based on such dispositions the Company recorded R$ 80.4 million, in accordance with the criteria established by ANEEL, as Long-Term Current Assets, which was offset by lower PIS and COFINS expenses. The Company estimates that the recorded amount will be recovered in the form of tariff as from July 2005, considering that the update criteria and the recovery term are still subject to ANEEL’s definition.

			(R$ thousand)

Revenue Deductions	2004	2003	Change

ICMS	1,175,935	951,723	23.6
Cofins/Pasep	240,623	198,561	21.2
RGR	63,249	68,000	(7.0)
Other	138,744	107,641	28.9

Operating Expenses
In 2004, total operating expenses reached R$ 3,324.5 million, versus R$ 2,953.2 million recorded in 2003. The main reasons for this variation were:

  The drop of 11.6% in the “energy purchased for resale” line, because of the reduction in the amount accounted from CIEN, due to the renegotiation of agreements and the “Real” appreciation versus the US dollar, as well as “CVA” amortization in the amount of R$ 30.7 million. The main amounts recorded are the following: R$ 439.5 million from ITAIPU, R$ 322.0 million from CIEN, R$ 44.1 million from Dona Francisca and R$ 68.2 million from Itiquira.

  The increase in “use and transmission grid” is mainly due to tariff readjustments confirmed by ANEEL Resolution 307, of June 30, 2003 and by ANEEL Resolution 71, of June 30, 2004 and also to the accounting of R$ 35.6 million from CVA recovery.

  The 13.9% increase in “personnel” line, chiefly due to pay rises from collective labor agreement in October 2003 (10%), March 2004 (5.5%) and October 2004 (6.5%), and hiring of new employees.

  The increase in “pension plan and other benefits” line was due to expenses arising from retirement benefits (CVM Deliberation 371/2000). Besides the estimated actuarial amount, Copel is accounting R$ 37.2 million in 2004 as deficit recorded in the previous year.

  As a result of the consolidation of Compagas, the “raw material and supply for electric power production” line reflects the amount of purchased gas and other raw material payable to third-parties, as well as the accounting of the “take or pay” clause from the gas purchase contract for UEG Araucária signed with Compagas. The total amount of natural gas purchased for UEG Araucária, in 2004, was R$ 236.2 million.

  The “natural gas purchased for resale and gas operation input” line refers to the total natural gas purchased by Compagas from Petrobras.

  Increase in “regulatory charges”, under which the following items were booked: Fuel Consumption Account - CCC (R$ 189.3 million), financial compensation for the utilization of water resources (R$ 56.0 million), Energy Development Account - CDE (R$ 104.4 million) and ANEEL’s Electric Power Services Oversight Fee among other services (R$ 8.7 million). In 2004 R$ 9.7 million from CVA were amortized at CCC, and R$17.9 million at CDE.

  The increase in “other operations expenses” mainly due to the inversion of ICMS to be compensated – Kandir Law. The State government confirmed, in favor of Copel Distribution, the right of immediate ICMS credit, in the original amount of R$ 167.5 million, highlighted at COPEL’s permanent assets acquisition, which had been discounted from ICMS collection in a forty eight-month period, updated by the Conversion and Update Factor – FCA. From September 2002 until May 2004, 21 installments were discounted, totaling R$ 80.6 million. Due to the refusal of such right to COPEL from the State Government, the company made the accounting inversion of such tax, originating an ICMS debt regarding the 21 installments paid until then. Such expense was paid through the compensation of part of the amount received from the Paraná State Government, regarding the CRC account, resulting in an R$ 107.7 million operation expense.

			(R$ thousand)

Operating Expenses	2004	2003	Chg. (%)

Energy purchased for resale	963,883	1,090,392	(11.6)
Use of transmission grid	289,606	219,893	31.7
Electric power transportation	21,547	17,710	21.7
Personnel	458,267	402,454	13.9
Pension plan and other benefits	137,566	106,551	29.1
Material	54,462	43,827	24.3
Raw material and supply for electric power production	83,212	52,867	57.4
Natural gas purchased for resale and gas operation input	207,948	200,153	3.9
Third-party services	192,615	170,688	12.8
Depreciation and amortization	308,910	296,232	4.3
Regulatory charges	358,489	218,780	63.9
Other expenses	247,966	133,700	85.5

Total	3,324,471	2,953,247	12.6

EBITDA
Earnings before interest, taxes, depreciation and amortization - EBITDA reached, in 2004, R$ 910.2 million, up by 108.1% in comparison to the amount recorded in the previous year (R$ 437.3 million).

Financial Results
The financial income increased by 27.6% in 2004, mainly due to higher interest income, fees and monetary variation in the period due to the stronger variation in IGP-M index used to readjust the amounts under CRC transferred to the Paraná State Government, of 7.7% in 2003 and 12.1% in 2004.

Financial expenses increased by 129.8%, mainly due to a lower impact of the “Real” appreciation against the US dollar in the year. Other factors that contributed to this increase were the increase of arrears charges, mainly regarding natural gas purchase for UEG Araucária (R$ 81.5 million), and the appropriation of charges from derivative operations in the amount of R$ 90.9 million.

Operating Result
COPEL’s operating result in 2004 totaled R$ 600.2 million, up by 99.2% over the amount recorded in 2003.

Non-Operating Result
The non-operating result recorded in the period was mainly a reflection of the net effect of the deactivation/sale of goods and rights registered under permanent assets.

Net Income
In 2004, COPEL recorded net income of R$ 374.1 million, 118.6% above the amount recorded in the previous year. This result was influenced, primarily, by the reduction in the discount granted to consumers in full performance of payments (increases of average 15%, in average passed on to consumers on January 1st, 2004, and of average 9% on June 24th, 2004).

COPEL’s Board of Directors has deliberated the amount of R$ 96.1 million for paying interest on own capital, as dividends, to shareholders, which will be submitted to the Annual Shareholders’ Meeting to be held in April 2005.

Balance Sheet and Capex (Assets)
On 12.31.2004, COPEL’s total assets amounted to R$ 9,879.3 million.

COPEL’s Capex program amounted to R$ 441.5 million in 2004, of which R$ 18.3 million were allocated to power generation projects, R$ 88.6 million to transmission projects, R$ 233.8 million to distribution works, R$ 43.3 million to telecom, R$ 20.2 million to gas plumbing (Compagas) and R$ 37.3 million to minority stock interests.

Balance Sheet (Liabilities)
As of December 31, 2004, COPEL’s total debt amounted to R$ 1,831.3 million, representing a debt / shareholders’ equity ratio of 35.7%.

COPEL’s shareholders’ equity ended 2004 at R$ 5,136.3 million, representing a 5.7% increase over 2003, and equivalent to R$ 18.77 per thousand shares.

Debt Profile

			(R$ thousand)

Foreign Currency	Short Term	Long Term	Total

Eurobonus	404,738	-	404,738
BID	30,328	146,371	176,699
National Treasury	13,997	135,932	149,929
Eletrobrás	8	72	80
Banco do Brasil S/A	7,100	25,666	32,766

Total	456,171	308,041	764,212

Local Currency	Short Term	Long Term	Total

Eletrobrás	46,349	355,812	402,161
BNDES	11,674	37,835	49,509
Debentures	156,620	457,407	614,027
Other	202	1,180	1,382

Total	214,845	852,234	1,067,079

TOTAL	671,016	1,160,275	1,831,291

ADDITIONAL INFORMATION

Main Operational and Financial Highlights

As of December 31, 2004

Generation
Number of power plants:	18 (17 hydro plants and 1 thermal plant)
Total installed capacity:	4,550 MW
Number of automated power plants:	10
Number of step up substations:	12
Number of automated step up substations:	10
Transforming capacity:	5,004 MVA

Transmission
Transmission lines:	6,996 km
Number of substations:	125
Number of automated substations:	125
Transforming capacity:	15,086 MVA

Distribution
Distribution lines:	165,576 km
Number of substations:	227
Number of automated substations:	176
Transforming capacity:	1,467 MVA
Served localities:	1,112
Served cities:	393
Number of consumers:	3,180,070
DEC (outage duration by consumers):	14:02 hours
FEC (outage frequency by consumers):	14.18 outages

Telecom
OPGW optical cables:	4,534 km
Self-sustained optical cables:	2,473 km
Served cities:	145
Number of consumers:	211

Administration
Number of employees:	6,749
Consumer/distribution branch employee:	659

Financial
Book value per 1,000 shares:	R$ 18.77
EBITDA:	R$ 910.2 million
Liquidity (current ratio):	0.73

Average Tariffs as of December 2004 and 2003.

			(R$/MWh)

Tariffs	Dec. 2004	Dec. 2003%

Retail	187.08	152.79	22.4
Initial Supply Contracts	75.00	65.42	14.6
Itaipu (purchase)*	85.12	90.45	(5.9)

(*) Furnas tariff included

Retail Tariffs

			(R$/MWh)

Tariffs	Dec. 2004	Dec. 2003%

Residential	262.12	224.57	16.7
Industrial	139.74	103.84	34.6
Commercial	221.31	187.02	18.3
Rural	157.84	131.52	20.0
Other	164.60	134.77	22.1
Total	187.08	152.79	22.4

Energy Flow

(GWh)

Source	Jan –Dec 2004

Own Generation	19,121
Garanteed energy	17,222
MRE	1,899
Purchased Energy	10,414
Itaipu	4,609
Ande	382
Cien	3,514
Selfproducers and independent producers	1,909

Total Available Power	29,535

State Demand	18,153
Retail	17,669
Wholesale	484
Free Consumers	1,067
Initial Supply Contracts and Bilateral Contract	4,204

Power Exchange	4,101
Losses	2,010

Main bilateral contracts: Elektro (980 GWh) and Celesc (2,635 GWh).

Shareholder Structure (millions of shares)

As of December 31, 2004

Millions of Shares
SHAREHOLDERS	ON	%	PREFERRED "A"	%	PREFERRED "B"	%	TOTAL	%
STATE OF PARANÁ	85,028	58.6	-	-	-	-	85,028	31.1
ELETROBRÁS	1,531	1.1	-	-	-	-	1,531	0.6
BNDESPAR	38,299	26.4	-	-	27,936	21.8	66,235	24.2
FREE FLOAT	19,564	13.5	123	30.4	100,130	78.1	119,817	43.8
No Brasil	16,805	11.6	123	30.4	60,179	46.9	77,107	28.2
ADS's	2,759	1.9	-	-	39,951	31.2	42,710	15.6
OTHER	609	0.4	281	69.6	154	0.1	1,044	0.3
TOTAL	145,031	100.0	404	100.0	128,220	100.0	273,655	100.0

FINANCIAL STATEMENTS - COPEL

COMPANHIA PARANAENSE DE ENERGIA
CNPJ 76.483.817/0001-20
Public Company - CVM 1431-1
www.copel.com copel@copel.com

SUMMARIZED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004 and 2003
Translation from the original in Portuguese (amounts expressed in thousands of Brazilian Reais)

Assets

	03/31/2004	06/30/2004	09/30/2004	12/31/2004	12/31/2003

Current
Cash in hand	345,337	363,888	468,706	519,236	362,699
Customers and distributors	737,474	763,045	888,739	846,144	705,192
Allowance for doubtfull accounts	(51,522)	(67,687)	(84,951)	(85,965)	(51,646)
Third-parties services, net	2,047	3,587	2,749	2,823	878
Dividends receivable	9,440	1,851	787	2,886	6,758
Services in progress	4,467	4,345	4,698	5,621	4,238
CRC transferred to State Government	112,353	140,503	169,283	29,459	123,885
Taxes and social contributions paid in advance	82,415	99,017	71,817	49,269	77,126
Material and supplies	23,867	28,015	27,177	30,632	27,216
Account for compensation of "Portion A"	109,408	171,832	183,681	197,162	59,463
Other	47,987	45,804	44,536	35,810	104,884

	1,423,273	1,554,200	1,777,222	1,633,077	1,420,693

Long-term assets
Customers and distributors	70,765	64,548	60,698	56,921	73,207
CRC transferred to State Government	932,700	963,579	985,858	1,167,945	912,441
Taxes and social contributions paid in advance	635,561	622,610	624,502	528,685	655,664
Judicial Deposits	121,809	125,979	131,982	146,662	112,385
Intercompany receivables	79,536	134,562	185,513	250,402	55,054
Account for compensation of "Portion A"	182,347	196,381	164,420	111,246	178,390
Other	72,445	73,854	46,442	128,342	126,382

	2,095,163	2,181,513	2,199,415	2,390,203	2,113,523

Permanent
Investments	455,383	461,526	476,187	456,707	425,547
Property, plant and equipment
In service	5,464,844	5,462,372	5,449,780	5,530,383	5,574,945
Construction in progress	466,111	459,941	459,940	594,230	483,246
( - ) Special liabilities	(683,448)	(696,009)	(706,948)	(725,448)	(677,523)

	5,247,507	5,226,304	5,202,772	5,399,165	5,380,668
Deferred	-	-	-	129	260
	5,702,890	5,687,830	5,678,959	5,856,001	5,806,475

Total	9,221,326	9,423,543	9,655,596	9,879,281	9,340,691

*	Compagas’ figures were consolidated only in the last quarter of 2004.

Liabilities and Shareholders' equity

	03/31/2004	06/30/2004	09/30/2004	12/31/2004	12/31/2003

Current
Loans and financing	117,214	575,965	543,396	514,396	114,665
Debentures	106,242	124,331	135,877	156,620	157,859
Suppliers	523,321	646,777	713,094	767,501	403,630
Taxes and social contributions	252,282	274,960	319,851	295,613	321,615
Interest on own capital	38,725	12,682	12,672	91,352	46,287
Accrued payroll costs	73,639	69,297	81,501	84,427	72,241
Pension plan and other post-retirement benefits	90,037	91,765	93,706	124,783	92,173
Regulatory charges	71,101	72,606	77,729	64,135	50,113
Swap operations	-	-	-	124,629	-
Customers and other	30,092	23,836	24,419	24,481	31,109

	1,302,653	1,892,219	2,002,245	2,247,937	1,289,692

Long-term liabilities
Loans and financing	1,165,382	736,021	681,096	702,868	1,229,730
Debentures	417,956	434,469	448,605	457,407	506,761
Suppliers	264,663	256,176	248,412	240,663	272,889
Pension plan and other post-retirement benefits	570,191	570,620	570,248	540,587	566,306
Swap operations	42,005	25,678	78,636	-	33,724
Gas not used	-	-	-	-	53,715
Taxes and social contributions	100,643	68,961	60,725	78,408	84,967
Intercompany receibables	-	-	-	-	5,812
Provision for contingencies	408,304	406,829	408,095	428,762	408,304
Regulatory charges	1,588	1,588	1,588	1,588	1,588

	2,970,732	2,500,342	2,497,405	2,450,283	3,163,796

Minority Interest	-	-	-	44,744	28,973

Shareholders' equity
Capital stock	2,900,000	3,480,000	3,480,000	3,480,000	2,900,000
Capital reserves	817,293	817,293	817,293	817,293	817,293
Income reserves	1,230,648	733,689	858,653	839,024	1,140,937

	4,947,941	5,030,982	5,155,946	5,136,317	4,858,230

Total	9,221,326	9,423,543	9,655,596	9,879,281	9,340,691

*	Compagas’ figures were consolidated only in the last quarter of 2004

INCOME STATEMENT
Acumulado

	1Q2004	2Q2004	3Q2004	4Q2004	12/31/2004	12/31/2003
Operating revenues
Electricity sales to final customers	1,102,278	1,094,169	1,218,980	1,190,042	4,605,469	3,736,473
Electricity sales to distributors	104,426	100,406	115,837	125,187	445,856	334,157
Use of transmission plant	43,560	41,989	61,705	62,512	209,766	112,118
Telecom revenues	9,500	9,767	9,795	12,372	41,434	32,212
Piped gas distribution	-	-	-	161,227	161,227	140,279
Other revenues	15,206	17,079	15,235	33,053	80,573	64,984
	1,274,970	1,263,410	1,421,552	1,584,393	5,544,325	4,420,223

Deductions from operating revenues	(395,394)	(393,737)	(436,796)	(392,624)	(1,618,551)	(1,325,925)

Net operating revenues	879,576	869,673	984,756	1,191,769	3,925,774	3,094,298

Operating expenses
Electricity purchase for resale	(231,267)	(255,561)	(233,679)	(243,376)	(963,883)	(1,090,392)
Charges for the use of transmission grid	(51,937)	(54,168)	(87,165)	(96,336)	(289,606)	(219,893)
Transport of electricity capacity	(4,165)	(889)	(9,400)	(7,093)	(21,547)	(17,710)
Payroll	(96,349)	(106,412)	(107,804)	(147,702)	(458,267)	(402,454)
Pension plan	(34,132)	(34,184)	(34,241)	(35,009)	(137,566)	(106,551)
Material	(11,332)	(11,763)	(14,613)	(16,754)	(54,462)	(43,827)
Raw material and supply for electric power production	(78,246)	(46,855)	(59,779)	101,668	(83,212)	(52,867)
Natural gas purchased for resale and gas operation input	-	-	-	(207,948)	(207,948)	(200,153)
Third-party services	(44,534)	(44,076)	(49,259)	(54,746)	(192,615)	(170,688)
Depreciation and amortization	(75,606)	(75,717)	(76,216)	(81,371)	(308,910)	(296,232)
Regulatory charges	(80,789)	(65,834)	(106,422)	(105,444)	(358,489)	(218,780)
Other expenses	(9,737)	(28,372)	(29,481)	(180,376)	(247,966)	(133,700)
	(718,094)	(723,831)	(808,059)	(1,074,487)	(3,324,471)	(2,953,247)

Result of operations	161,482	145,842	176,697	117,282	601,303	141,051

Equity Investment	7,018	7,115	7,713	(20,161)	1,685	16,734

Financial income (expenses)
Financial income	76,992	108,817	90,622	139,482	415,913	325,823
Financial expenses	(103,461)	(131,120)	(78,709)	(105,429)	(418,719)	(182,247)
	(26,469)	(22,303)	11,913	34,053	(2,806)	143,576

Operating income (expenses)	142,031	130,654	196,323	131,174	600,182	301,361

Non-operating income (expenses)	(880)	(586)	(3,027)	(1,865)	(6,358)	(20,530)

Income (loss) before income tax	141,151	130,068	193,296	129,309	593,824	280,831

Income tax and Social contribution
Income tax	(37,790)	(34,301)	(50,141)	(25,644)	(147,876)	(69,735)
Social contribution	(13,650)	(12,726)	(18,191)	(5,990)	(50,557)	(25,551)
	(51,440)	(47,027)	(68,332)	(31,634)	(198,433)	(95,286)

Net income (loss) before minority interest					395,391	185,545

Minority Interest					(21,243)	(14,408)

Net income (loss)	89,711	83,041	124,964	76,432	374,148	171,137

*	Compagas’ figures were consolidated only in the last quarter of 2004.

FINANCIAL STATEMENTS - SUBSIDIARIES

COMPANHIA PARANAENSE DE ENERGIA
CNPJ 76.483.817/0001-20
Public Company - CVM 1431-1
www.copel.com copel@copel.com

SUMMARIZED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004 and 2003
Translation from the original in Portuguese (amounts expressed in thousands of Brazilian Reais)

Assets	GER	TRA	DIS
	2004	2004	2004

Current
Cash in hand	360,440	73,105	61,698
Customers and distributors	235,251	42,938	693,504
Third-parties services, net	1,970	95	241
Services in progress	880	3,044	406
CRC transferred to State Government	-	-	29,459
Taxes and social contributions paid in advance	34,850	9,088	64,552
Material and supplies	14	9,485	18,162
Account for compensation of "Portion A"	-	-	197,162
Other	11,666	4,037	13,600
	645,071	141,792	1,078,784

Long-term assets
Customers and distributors	26,692	-	29,342
CRC transferred to State Government	-	-	1,167,945
Taxes and social contributions paid in advance	49,352	36,769	288,582
Judicial Deposits	5,162	12,899	45,003
Intercompany receivables	519,096	80,448	-
Account for compensation of "Portion A"	-	-	111,246
Other	3,929	24,874	97,792
	604,231	154,990	1,739,910

Permanent
Investments	4,150	2,257	404
Property, plant and equipment	3,002,469	1,002,694	1,813,562
( - ) Special liabilities	-	(7,140)	(718,308)
	3,006,619	997,811	1,095,658

Total	4,255,921	1,294,593	3,914,352

Liabilities and Shareholders' equity	GER	TRA	DIS
	2004	2004	2004

Current
Loans and financing	467,320	18,407	22,375
Debentures	-	-	156,620
Suppliers	527,915	6,075	466,185
Taxes and social contributions	8,739	28,236	203,474
Interest on own capital	130,254	132,434	-
Accrued payroll costs	14,464	13,242	50,975
Pension plan and other post-retirement benefits	24,478	24,136	70,601
Regulatory charges	15,297	1,806	47,018
Swap operations	124,629	-	-
Customers and other	816	657	19,468
	1,313,912	224,993	1,036,716

Long-term liabilities
Loans and financing	427,992	105,744	131,296
Debentures	-	-	457,407
Suppliers	889	-	239,774
Pension plan and other post-retirement benefits	104,073	92,833	322,562
Taxes and social contributions	-	6,521	64,933
Intercompany receibables	-	-	171,388
Provision for contingencies	38,523	29,307	120,133
Regulatory charges	1,588	-	-
	573,065	234,405	1,507,493

Shareholders' equity
Capital stock	2,338,932	751,989	1,607,168
Income reserves	30,012	83,206	-
Acumulated Losses	-	-	(237,025)
	2,368,944	835,195	1,370,143

Total	4,255,921	1,294,593	3,914,351

INCOME STATEMENT	GER	TRA	DIS
	2004	2004	2004

Operating revenues
Electricity sales to final customers	37,319	-	4,571,013
Electricity sales to distributors	972,042	-	174,962
Use of transmission plant	-	367,291	80,526
Other revenues	15,715	2,273	63,439
Deductions from operating revenues	(88,113)	(22,104)	(1,459,364)
Net operating revenues	936,963	347,460	3,430,576
Operating expenses
Electricity purchase for resale	(75,727)	-	(1,589,304)
Charges for the use of transmission grid	(59,606)	-	(489,597)
Payroll and Pension plan	(95,327)	(96,601)	(365,143)
Material	(6,420)	(5,309)	(41,206)
Raw material and supply for electric power production	(248,496)	-	-
Third-party services	(45,310)	(12,961)	(153,804)
Depreciation and amortization	(101,311)	(36,546)	(142,275)
Regulatory charges	(63,579)	(922)	(293,827)
Other expenses	(7,877)	(6,904)	(223,960)
	(703,653)	(159,243)	(3,299,116)
Result of operations	233,310	188,217	131,460
Resultado Financeiro, inclusive Variação Cambial
Financial income	40,849	8,881	347,402
Financial expenses	(235,006)	(11,029)	(141,326)
	(194,157)	(2,148)	206,076
Operating income (expenses)	39,153	186,069	337,536
Non-operating income (expenses)	456	(744)	(6,291)
Income (loss) before income tax	39,609	185,325	331,245
Income tax and Social contribution	(12,186)	(37,781)	(124,253)
Net income (loss)	27,423	147,544	206,992

Assets	TELECOM	PAR	COM
	2004	2004	2004

Current
Cash in hand	193	316	20,204
Customers and distributors	-	-	391,322
Third-parties services, net	3,406	-	-
Receivable dividends	-	7,753	-
Services in progress	-	231	-
Taxes and social contributions paid in advance	3,240	788	2
Material and supplies	2,609	-	363
Other	411	80	2,279
	9,859	9,168	414,170

Long-term assets
Customers and distributors	-	-	886
Taxes and social contributions paid in advance	11,772	6,068	2,487
Judicial Deposits	234	-	-
Intercompany receivables	-	216,926	-
Other	-	1,694	52
	12,006	224,688	3,425

Permanent
Investments	-	491,802	2
Property, plant and equipment	185,364	198	120,325
(-) Deferred	-	-	129
	185,364	492,000	120,456

Total	207,229	725,856	538,051

Liabilities and Shareholders' equity	TELECOM	PAR	COM
	2004	2004	2004

Current
Loans and financing	-	-	6,295
Suppliers	1,945	35	371,493
Taxes and social contributions	1,102	460	10,807
Interest on own capital	916	38,029	10,296
Accrued payroll costs	4,310	736	620
Pension plan and other post-retirement benefits	5,409	142	-
Regulatory charges	14	-	-
Customers and other	25	1,791	1,712
	13,721	41,193	401,223

Long-term liabilities
Loans and financing	-	-	37,835
Pension plan and other post-retirement benefits	19,742	654	723
Taxes and social contributions	-	-	6,955
Intercompany receibables	64,109	309,763	-
Provision for contingencies	682	-	-
Gas not used	-	-	-
	84,533	310,417	45,513

Shareholders' equity
Capital stock	120,650	330,718	39,648
Capital reserves	701	-	-
Income reserves	107	43,528	51,667
Acumulated Losses	(12,483)	-	-
	108,975	374,246	91,315

Total	207,229	725,856	538,051

INCOME STATEMENT	TELECOM	PAR	COM
	2004	2004	2004

Operating revenues
Telecom revenues	69,963	-	-
Piped gas distribution	-	-	326,511
Other revenues	2	-	163
Deductions from operating revenues	(10,238)	-	(38,733)
Net operating revenues	59,727	-	287,941
Operating expenses
Payroll and Pension plan	(26,046)	(4,004)	(4,429)
Material	(1,286)	(10)	(201)
Natural gas purchased for resale and gas operation input	-	-	(207,948)
Third-party services	(5,739)	(446)	(2,576)
Depreciation and amortization	(24,252)	(44)	(4,482)
Regulatory charges	(162)	-	-
Other expenses	(3,182)	14	(1,555)
	(60,667)	(4,490)	(221,191)
Result of operations	(940)	(4,490)	66,750
Equity Investment	-	23,151	-
Financial income (expenses)
Financial income	1,133	21,471	3,033
Financial expenses	(636)	(1,572)	(7,506)
	497	19,899	(4,473)
Operating income (expenses)	(443)	38,560	62,277
Non-operating income (expenses)	(158)	399	6
Income (loss) before income tax	(601)	38,959	62,283
Income tax and Social contribution	(427)	242	(18,930)
Net income (loss)	(1,028)	39,201	43,353

Statements contained in this press release may contain information which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.